

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF CORPORATION FINANCE**

September 8, 2023

Motti Farbstein
Chief Financial Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel

>       **Re:  Can-Fite BioPharma Ltd.**
>       **Registration Statement on Form F-3**
>       **Filed September 1, 2023**
>       **File No. 333-274316**

Dear Motti Farbstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Gary Emmanuel